Filed Pursuant to Rule 424(b)(3)

Registration No. 333-205684

RW Holdings NNN REIT, INC.

SUPPLEMENT NO. 9 DATED January 19, 2018

TO THE PROSPECTUS DATED APRIL 28, 2017

(as supplemented by Supplement No. 1 dated May 17, 2017,

Supplement No. 2 dated August 18, 2017,

Supplement No. 3 dated September 19, 2017,

Supplement No. 4 dated October 4, 2017,

Supplement No. 5 dated December 5, 2017,

Supplement No. 6 dated December 26, 2017,

Supplement No. 7 dated December 28, 2017 and

Supplement No. 8 dated January 4, 2018)

This prospectus supplement (“Supplement”) amends and supplements our prospectus, dated April 28, 2017, as supplemented by Supplement No. 1 dated May 17, 2017, Supplement No. 2 dated August 18, 2017, Supplement No. 3 dated September 19, 2017, Supplement No. 4 dated October 4, 2017, Supplement No. 5 dated December 5, 2017, Supplement No. 6 dated December 26, 2017, Supplement No. 7 dated December 28, 2017 and Supplement No. 8 dated January 4, 2018 (the Prospectus”). This supplement should be read in conjunction with the Prospectus, as supplemented. This supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or previous supplements to it. This supplement is qualified by reference to the Prospectus, as previously supplemented, except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus, as previously supplemented. As used herein, the terms “we,” “our” and “us” refer to RW Holdings NNN REIT, Inc. and, as required by context, Rich Uncles NNN Operating Partners, LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our estimated net asset value ("NAV") per share;

•	a change in the offering price for our shares in our distribution reinvestment plan; and

•	information regarding our share repurchase program.

Estimated Net Asset Value Per Share

Overview

On January 18, 2018, the conflicts committee of the Company's board of directors recommended and the board of directors unanimously approved and established an estimated per share NAV of the Company’s common stock of $10.05 based on an estimated market value of the Company's assets less the estimated market value of the Company's liabilities, divided by the number of shares outstanding, as of December 31, 2017. The estimated per share NAV as of December 31, 2017 will first appear on investor dashboards on January 19, 2018. This is the first time that the board of directors has determined an estimated per share NAV of the Company's common stock. Going forward, the Company intends to publish an updated estimated per share NAV on at least an annual basis.

Process

The conflicts committee of our board of directors, composed solely of all of our independent directors, is responsible for the oversight of the valuation process used to determine the estimated NAV per share of our common stock, including oversight of the valuation processes and methodologies used to determine our estimated NAV per share, the consistency of the valuation methodologies with real estate industry standards and practices and the reasonableness of the assumptions used in the valuations and appraisals. In determining the estimated NAV of our shares, our conflicts committee and board of directors considered information and analysis, including valuation materials that were provided by Cushman & Wakefield Western, Inc., (Cushman & Wakefield) and information provided by our advisor. Cushman & Wakefield is an independent third-party real estate advisory and consulting firm that was engaged by us to develop an estimate of the fair value of the Company. Cushman and Wakefield developed an opinion of fair value of the real estate assets and real estate related liabilities associated with the Company’s properties. The valuation was performed in accordance with the provisions of the Investment Program Association Practice Guideline 2013-01, Valuations of Publicly Registered Non Listed REITs.

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The engagement of Cushman & Wakefield was approved by our board of directors, including all members of the conflicts committee. Cushman & Wakefield's scope of work was conducted in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute. Several members of the Cushman & Wakefield engagement team who certified the methodologies and assumptions applied by us hold a Member of Appraisal Institute (MAI) designation. Other than its engagement as described herein, Cushman & Wakefield does not have any direct interests in any transaction with us and has not performed any services for us other than Asset Allocation services pursuant to ASC805 Financial Accounting Standards Board Confirmation Topic 805 Business Combinations.

The materials provided by Cushman & Wakefield included a range of NAV of our shares, and the conflicts committee of our board of directors believes that the use of the "Valuation Methodology," as discussed below, as the primary or sole indicator of value has become widely accepted as a best practice in the valuation of non-listed REIT shares, and therefore the conflicts committee and our board of directors determined to use the Valuation Methodology in establishing the estimated per share NAV. This Valuation Methodology is consistent with the Net Asset Value Calculation and Valuation Procedures adopted by the board of directors, including a majority of our independent directors. Based on these considerations, the conflicts committee recommended that our board of directors establish an estimated value of our common stock, as of December 31, 2017, of $10.05 per share, which estimated value was within the $9.08 to $10.10 per share valuation range calculated by Cushman & Wakefield using the Valuation Methodology. The board of directors unanimously agreed to accept the recommendation of the conflicts committee and approved $10.05 as the estimated NAV per share of our common stock. Our board of directors is ultimately and solely responsible for the establishment of the per share estimated value.

Valuation Methodology

In preparing its valuation materials and in reaching its conclusions as to the reasonableness of the methodologies and assumptions used by the Company to value its assets, Cushman & Wakefield, among other things:

•	investigated numerous sales in the properties' relevant markets, analyzed rental data and considered the input of buyers, sellers, brokers, property developers and public officials.

•	reviewed and relied upon Company-provided data regarding the size, year built, construction quality and construction type of the properties in order to understand the characteristics of the existing improvements and underlying land;

•	reviewed and relied upon Company-provided data regarding lease summaries, real estate taxes and operating expense data for the properties;

•	reviewed and relied upon Company-provided balance sheet items such as cash and other assets, as well as debt and other liabilities;

•	relied upon Company provided derivative instrument valuation reports prepared by a third-party pricing service;

•	researched the market by means of publications, public and private databases and other resources to measure current market conditions, supply and demand factors, and growth patterns and their effect on the properties; and

•	performed such other analyses and studies, and considered such other factors, as Cushman & Wakefield considered appropriate.

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Cushman & Wakefield utilized two approaches in valuing the Company’s real estate assets that are commonly used in the commercial real estate industry. The following is a summary of the NAV Methodology and the valuation approaches used by Cushman & Wakefield:

NAV Methodology-The NAV Methodology determines the value of the Company by determining the estimated market value of the Company's entity level assets, including real estate assets, and subtracting the market value of its entity level liabilities, including its debt. The materials provided by Cushman & Wakefield to estimate the value of the real estate assets were prepared using discrete estimations of "as is" market valuations for each of the properties in the Company's portfolio using the income capitalization approach as the primary indicator of value and the sales comparison approach as a secondary approach to value, as discussed in greater detail below. Cushman & Wakefield also estimated the fair value of the Company's real estate related debt and also reviewed the methodology used by a third-party pricing service to estimate the fair value of the Company’s derivatives and determined that the approach was reasonable. Cushman & Wakefield then added the non-real estate related assets and subtracted non-real estate related liabilities. The resulting amount, which is the estimated Preliminary NAV of the portfolio, is divided by the number of common shares outstanding to determine the estimated per share Preliminary NAV The Preliminary NAV was used to calculate the subordinated participation fee that is due to the advisor. The amount of the subordinated participation fee was deducted from the estimated Preliminary NAV to calculate the estimated NAV.

Determination of Estimated Market Value of the Company’s Real Estate Assets Under the NAV Methodology

Income Capitalization Approach - The income capitalization approach first determines the income-producing capacity of a property by using contract rents on existing leases and by estimating market rent from rental activity at competing properties for the vacant space. Deductions are then made for vacancy and collection loss and operating expenses. The net operating income ("NOI") developed in Cushman & Wakefield's analysis is the balance of potential income remaining after vacancy and collection loss and operating expenses. This NOI was then capitalized at an appropriate rate to derive an estimate of value (the "Direct Capitalization Method") or discounted by an appropriate yield rate over a typical projection period in a discounted cash flow analysis (the "DCF Method"). Thus, two key steps were involved: (1) estimating the NOI applicable to the subject property and (2) choosing appropriate capitalization rates and discount rates.

Sales Comparison Approach -The sales comparison approach estimates value based on what other purchasers and sellers in the market have agreed to as the price for comparable improved properties. This approach is based upon the principle of substitution, which states that the limits of prices, rents, and rates tend to be set by the prevailing prices, rents, and rates of equally desirable substitutes.

Utilizing the NAV Methodology, including use of the two approaches to value the Company’s real estate assets noted above, when divided by the 8.8 million shares of the Company's common stock outstanding on December 31, 2017, Cushman & Wakefield determined a valuation range of $9.08 to $10.10 per share.

Cushman & Wakefield prepared and provided to the Company a report containing, among other information, the range of net asset values for the Company's common stock as of December 31, 2017 (the "Valuation Report"). On January 18, 2018, the conflicts committee of our board of directors conferred with Cushman & Wakefield regarding the methodologies and assumptions used in the Valuation Report. On January 18, 2018, the conflicts committee of our board of directors recommended, and our board of directors unanimously approved an estimated per share NAV of the Company's common stock, as of December 31, 2017, of $10.05 per share.

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The table below sets forth the calculation of the Company's estimated per share NAV as of December 31, 2017:

	Estimated Value	Estimated per share NAV
Real Estate Properties	$145,333,660	$16.45
Investment in unconsolidated entities:
Santa Clara Property Tenant in Common Interest	11,783,704	1.33
Rich Uncles Real Estate Investment Trust 1	3,883,891	.44
Cash and Restricted Cash	4,158,570	.47
Other Assets	451,040	.05
Total Assets	165,610,865	18.74

Mortgage Notes Payable and Unsecured Credit Facility, Net	72,622,179	8.22
Tenant Improvement Liability	1,524,720	.17
Accounts Payable, Accrued Expenses and Other Liabilities	1.807.235	.20
Unearned Rent	542,215	.06
Total Liabilities	76,496,349	8.60
Preliminary NAV	89,114,516	10.09

Subordinated Participation Fee Payable (1)	(315,802)	(.04)

Total Estimated Value as of December 31, 2017	$88,798,714	10.05

Shares Outstanding	8,838,002

(1)	This fee is going to be paid by issuing 6,075 Class C common shares to the advisor with the balance being paid in cash.

Exclusions from Estimated NAV

The estimated share value approved by the board of directors does not reflect any "portfolio premium," nor does it reflect an enterprise value of the Company, which may include a premium or discount to NAV for:

•	the size of the Company's portfolio as some buyers may pay more for a portfolio compared to prices for individual investments;

•	the overall geographic and tenant diversity of the portfolio as a whole;

•	the characteristics of the Company's working capital, leverage, credit facilities and other financial structures where some buyers may ascribe different values based on synergies, cost savings or other attributes;

•	certain third-party transaction or other expenses that would be necessary to realize the value;

•	services being provided by personnel of advisors under the advisory agreement and the Company's potential ability to secure the services of a management team on a long-term basis; or

•	the potential difference in per share value if the Company were to list its shares of common stock on a national securities exchange.

Limitations of the Estimated Share Value

As with any valuation methodology, the NAV Methodology used by the board of directors in reaching an estimate of the value of the Company's shares is based upon a number of estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different valuation methods, estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the value of the Company's shares. In addition, the board of directors’ estimate of share value is not based on the book values of the Company's real estate, as determined by generally accepted accounting principles, as the Company's book value for most real estate is based on the amortized cost of the property, subject to certain adjustments.

Furthermore, in reaching an estimate of the value of the Company's shares, our board of directors did not include a discount for debt that may include a prepayment obligation or a provision precluding assumption of the debt by a third party. In addition, selling costs were not considered by Cushman & Wakefield in the valuation of the properties. Other costs that are likely to be incurred in connection with an appropriate exit strategy, whether that strategy involves a listing of the Company's shares of common stock on a national securities exchange, a merger of the Company, or a sale of the Company's portfolio were also not included in the board of directors is estimate of the value of the Company's shares.

As a result, there can be no assurance that:

•	stockholders will be able to realize the estimated share value upon attempting to sell their shares;

•	the Company will be able to achieve, for its stockholders, the estimated per share NAV upon a listing of the Company's shares of common stock on a national securities exchange, a merger of the Company, or a sale of the Company's portfolio; or

•	the estimated share value, or the methodology relied upon by the board of directors to estimate the share value, will be found by any regulatory authority to comply with ERISA, the Internal Revenue Code or other regulatory requirements.

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Furthermore, the estimated value of the Company's shares was calculated as of a particular point in time. The value of the Company's shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets.

Additional Information Regarding Engagement of Cushman & Wakefield

Cushman & Wakefield was selected by our advisor and approved by our conflicts committee and board of directors to estimate the fair value of the real estate assets and real estate related liabilities associated with the Company’s properties. Cushman & Wakefield's valuation materials were addressed solely to the advisor in connection with the approval by the board of directors of an estimated value of the Company's common shares as of December 31, 2017. Cushman & Wakefield's valuation materials provided to the Company do not constitute a recommendation to purchase or sell any shares of the Company's common stock or other securities. The estimated value of the Company's common stock may vary depending on numerous factors that generally impact the price of securities, the financial condition of the Company and the state of the real estate industry more generally, such as changes in economic or market conditions, changes in interest rates, changes in the supply of and demand for commercial real estate properties and changes in tenants' financial condition.

In connection with its review, while Cushman & Wakefield reviewed the information supplied or otherwise made available to it by the Company and its advisor for reasonableness, Cushman & Wakefield assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and did not undertake any duty or responsibility to verify independently any of such information. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Cushman & Wakefield, Cushman & Wakefield assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company and its advisor, and relied upon the Company and its advisor to advise Cushman & Wakefield promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.

In preparing its valuation materials, Cushman & Wakefield did not, and was not requested to, solicit third party indications of interest for the Company in connection with possible purchases of the Company's securities or the acquisition of all or any part of the Company.

In performing its analyses, Cushman & Wakefield made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond Cushman & Wakefield's control and the control of the Company, The analyses performed by Cushman & Wakefield are not necessarily indicative of actual values, trading values or actual future results of the Company's common stock that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. The analyses do not reflect the prices at which properties may actually be sold, and such estimates are inherently subject to uncertainty. The conflicts committee and the board of directors considered other factors in establishing the estimated value of the Company's common stock in addition to the materials prepared by Cushman & Wakefield. Consequently, the analyses contained in the Cushman & Wakefield materials should not be viewed as being determinative of the board of directors’ estimate of the value of the Company’s common stock.

Cushman & Wakefield's materials were necessarily based upon market, economic, financial and other circumstances and conditions existing as of December 31, 2017, and any material change in such circumstances and conditions may have affected Cushman & Wakefield's analysis, but Cushman & Wakefield does not have, and has disclaimed, any obligation to update, revise or reaffirm its materials as of any date subsequent to December 31, 2017.

For services rendered in connection with and upon the delivery of its valuation materials, the Company paid Cushman & Wakefield a customary fee. The compensation Cushman & Wakefield received was based on the scope of work and was not contingent on an action or event resulting from analyses, opinions, or conclusions in its valuation materials or from its use, in addition, Cushman & Wakefield's compensation for completing the valuation was not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the Company, the amount of the estimated value, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of the valuation materials. The Company also agreed to reimburse Cushman & Wakefield for its expenses incurred in connection with its services, and will indemnify Cushman & Wakefield against certain liabilities arising out of its engagement.

Offering Price

Class C Common Stock (Registered Offering)

Commencing on January 19, 2018, the offering price for shares of the Company's Class C common stock pursuant to the Company's current registered public offering (the “Registered Offering”) is $10.05 per share. All subscriptions that were received in good order and fully funded by the close of business on January 18, 2018 were processed using the $10.00 per share offering price; all subscriptions for offering shares received after the close of business on January 19, 2018 will be processed using a $10.05 per share offering price.

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Class S Common Stock (Class S offering)

Commencing on January 19, 2018, the offering price for shares of the Company’s Class S common stock offered exclusively to non-US Persons pursuant to an exemption from the registration requirements of the Securities Act of 1933 under and in accordance with Regulation S of the Securities Act is $10.05 per share, plus the amount of any applicable upfront commissions and fees.

A Change in the Offering Price for Our Shares in Our Distribution Reinvestment Plan

Pursuant to the terms of the Company's distribution reinvestment plan currently in effect (the "DRIP"), on or after the date that the board of directors determines a reasonable estimated value of the Company's shares, distributions will be reinvested in shares of our common stock at a price equal to the most recently disclosed estimated per share value, as determined by the board of directors excluding those the board of directors designates as ineligible for reinvestment through the DRIP. Accordingly, shares of the Company's common stock issued pursuant to the DRIP will be issued for $10.05 per share.

A participant may terminate participation in the DRIP at any time by delivering a written notice to the administrator. To be effective for any monthly distribution, such termination notice must be received by the Company at least ten (10) business days prior to the last day of the month to which the distribution relates. Any termination should be provided by written notice.

Stockholders who presently participate in the DRIP do not need to take any action to continue their participation in the DRIP.

Information Regarding Our Share Repurchase Program

In accordance with the Company's share repurchase program for its Registered Offering, after such time as the board of directors has determined a reasonable estimate of the value of the Company's shares, the per share redemption price will depend on the length of time the redeeming stockholder has held such shares as follows: less than one year from the purchase date, 97% of the most recently published NAV; after at least one year but less than two years from the purchase date, 98% of the most recently published NAV; after at least two years but less than three years from the purchase date, 99% of the most recently published NAV; and after three years from the purchase date, 100% of the most recently published NAV. As a result of the board of directors’ determination of an estimated value of the Company's shares of common stock, the estimated per share value of $10.05 shall serve as the most recently purchased NAV for purposes of the share repurchase program.

Class S Shares are not eligible for repurchase unless they have been held for at least one year. After this holding period has been met, Class S shares can be redeemed at NAV.

Forward-Looking Statements

Certain statements contained herein, other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements include, but are not limited to, statements related to the Company's expectations regarding the performance of its business and the estimated net asset value per share of the Company's common stock. Cushman & Wakefield relied on forward-looking information, some of which was provided by or on behalf of the Company, in preparing its valuation materials. Therefore, neither such statements nor Cushman & Wakefield's valuation materials are intended to, nor shall they, serve as a guarantee of the Company's performance in future periods. You can identify these forward-looking statements by the use of words such as "believes," "potential," "may," "will," "should," "intends," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission ("SEC"). Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and in the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual events may cause the valuation and returns on the Company’s investments to be less than that used for purposes of the Company’s estimated per share NAV.

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